UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            IGEN INTERNATIONAL, INC.



                                (Name of Issuer)

                         Common Stock, $0.001 par Value



                         (Title of Class of Securities)

                                    449536101
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000



                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 19, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 50 Pages
                             Exhibit Index: Page 13

                                                              Page 2 of 50 Pages


                                  SCHEDULE 13D

CUSIP No. 449536101

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  794,500
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            794,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            794,500

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.24%

14       Type of Reporting Person*

                  CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 50 Pages


                                  SCHEDULE 13D

CUSIP No. 449536101

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital Management, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  794,500
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            794,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            794,500

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.24%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 50 Pages


                                  SCHEDULE 13D

CUSIP No. 449536101

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  White Rock Capital Partners, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  90,500
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   90,500
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            90,500

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    .60%

14       Type of Reporting Person*

                  PN; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 50 Pages


                                  SCHEDULE 13D

CUSIP No. 449536101

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Thomas U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  794,500
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            794,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            794,500

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                            5.24%

14       Type of Reporting Person*

                  IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 50 Pages


                                  SCHEDULE 13D

CUSIP No. 449536101

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Joseph U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  5,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  794,500
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   5,000
    With
                           10       Shared Dispositive Power
                                            794,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            799,500

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [_]

13       Percent of Class Represented By Amount in Row (11)

                                    5.28%

14       Type of Reporting Person*

                  IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 50 Pages


               This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the "Shares"), of IGEN International, Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D dated December 11, 1997, filed by certain of the Reporting Persons (as defined herein) (the "Initial Statement"). This Amendment No. 1 is being filed by the Reporting Persons to report that certain of the Reporting Persons have purchased Series B Stock (as defined herein) from the Issuer. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 2.        Identity and Background.

               This Statement is filed on behalf of White Rock Capital, Inc., a Texas corporation ("White Rock, Inc."), White Rock Capital Management, L.P., a Texas limited partnership ("White Rock Management"), White Rock Capital Partners, L.P., a Texas limited partnership ("White Rock Partners"), Thomas U. Barton and Joseph U. Barton (collectively, the "Reporting Persons").

               This Statement on Schedule 13D relates to securities that were acquired by White Rock Management on behalf of certain institutional clients (the "White Rock Clients"). This Statement also relates to securities held for the accounts of White Rock Partners and Joseph U. Barton.

               The general partner of White Rock Partners is White Rock Capital Management, the general partner of which is White Rock, Inc. Each of White Rock (as defined herein), White Rock Partners, White Rock Management and White Rock, Inc. is engaged in the investment and investment management business. Thomas U. Barton and Joseph U. Barton, both of whom are United States citizens, are the shareholders of White Rock, Inc. The principal occupation of each of Thomas U. Barton and Joseph U. Barton is their position as the general partners of White Rock Capital, L.P., a Texas limited partnership ("White Rock") at White Rock's principal office. The principal business address of each of White Rock, White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

               During the past five years, none of the Reporting Persons, and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               On December 16, 1997 certain of the White Rock Clients and White Rock Partners entered into a Purchase Agreement with the Issuer (the "Purchase Agreement"), a form of which is attached hereto as Exhibit B and incorporated herein by reference. Pursuant to the terms of the Purchase Agreement: (i) approximately $3,500,000 of the working capital of the White Rock Clients was expended to purchase 3,500 shares of the Issuer's Series B Convertible Preferred Stock (the "Series B Stock"), which are the only securities of the Issuer that have been purchased for the accounts of the White Rock Clients since December 11, 1997 (the date of filing of the last statement on Schedule 13D) and (ii) White Rock Partners expended approximately $1,000,000 of its working capital to purchase 1,000 shares of Series B Stock, which are the only securities of the

                                                              Page 8 of 50 Pages

Issuer that have been purchased for its account since December 11, 1997 (the date of filing of the last statement on Schedule 13D).

               The Certificate of Designation of the Series B Stock (the "Certificate of Designation") provides that the holders of Series B Stock shall, subject to certain restrictions, have the right to convert such stock at any time and from time to time on or after March [16] or [19], 1998 (the "Initial Conversion Date") into fully paid non-assessable Shares (the "Conversion Shares"). The Certificate of Designation provides that the number of Conversion Shares to be delivered by the Issuer shall equal: the stated value of the Series B Stock being converted ($1,000 multiplied by the number of shares of Series B Stock being converted) divided by the Conversion Price (as defined in the Certificate of Designation) in effect on the date the holder of the Series B Stock wishes to convert such stock. The Certificate of Designation further provides for optional and mandatory redemption by the Issuer under certain circumstances.

               Thomas U. Barton expended approximately $348 of his personal funds to purchase options which have been acquired since December 11, 1997 (the date of filing of the last statement on Schedule 13D), and which have since expired. White Rock Management expended approximately $59,063 of the working capital of the White Rock Clients to purchase the Shares reported herein as being acquired since December 11, 1997 (the date of filing of the last statement on Schedule 13D).

               The Shares (and securities derivative thereof) held for the accounts of the White Rock Clients, White Rock Partners and Joseph U. Barton may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 5.        Interest in Securities of the Issuer.

               (a) (i) Each of White Rock Management, White Rock, Inc. and Thomas U. Barton may be deemed the beneficial owner of 794,500 Shares (approximately 5.24% of the total number of Shares outstanding). This number consists of (1) 704,000 Shares held for the accounts of the White Rock Clients and (2) 90,500 Shares held for the account of White Rock Partners.

                    (ii) Joseph U. Barton may be deemed the beneficial owner of 799,500 Shares (approximately 5.28% of the total number of Shares outstanding). This number consists of (1) 704,000 Shares held for the account of the White Rock Clients, (2) 90,500 Shares held for the account of White Rock Partners and
(3) 5,000 Shares held for his account.

                    (iii)White Rock Partners may be deemed the beneficial owner of the 90,500 Shares held for its account (approximately .60% of the total number of Shares outstanding).

               (b) (i) Each of White Rock Management (pursuant to the White Rock Contract), White Rock, Inc. (as the general partner of White Rock Management), Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph
U. Barton (as a shareholder of White Rock, Inc.) is currently vested with shared power to direct the voting and disposition of the 704,000 Shares held for the accounts of the White Rock Clients.

                                                              Page 9 of 50 Pages


                    (ii) Each of White Rock Management (as the general partner of White Rock Partners), White Rock, Inc. (as the general partner of White Rock Management), Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph
U. Barton (as a shareholder of White Rock, Inc.) may be deemed to have shared power to direct the voting and disposition of the 90,500 Shares held for the account of White Rock Partners.

                    (iii)Joseph U. Barton has the sole power to direct the voting and disposition of the 5,000 Shares held for his account.

                    (iv) White Rock Partners has the sole power to direct the voting and disposition of the 90,500 Shares held for its account.

               (c) Except as disclosed in Item 6 and for the transactions disclosed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since December 11, 1997 (the date of filing of the last statement on Schedule 13D) by any of the Reporting Persons or the White Rock Clients.

               (d) (i) The shareholders or partners of each of the White Rock Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

                    (ii) Joseph U. Barton has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for his account.

                    (iii)The partners of White Rock Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

               (e)       Not applicable.

                                                             Page 10 of 50 Pages


Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

               The Purchase Agreement and Certificate of Designation are described in Item 3 hereto and such disclosure is incorporated herein by reference; however, such disclosure is qualified in its entirety by reference to the specific provisions of such agreements, which provisions are incorporated herein by reference.

               The Registration Rights Agreement entered into in connection with the acquisition of the Series B Stock (the "Registration Rights Agreement"), a form of which is attached hereto as Exhibit C and incorporated herein by reference, obligates the Issuer to have the Shares underlying such securities registered within a certain period of time. The Registration Rights Agreement provides that the Issuer shall, on or before the forty-fifth (45th) day following Closing (as defined in the Purchase Agreement), prepare and file with the Securities and Exchange Commission a Registration Statement on Form S-3 as a "shelf" registration statement under Rule 415 covering the resale of at least 200% of the number of shares of Registrable Securities (as defined in the Registration Rights Agreement) then issuable upon conversion of all of the Series B Shares issued at the Closing.

               The Registration Rights Agreement grants to the holder of Series B Stock certain "piggy-back" registration rights, and contains provisions relating to registration procedures, indemnification and other miscellaneous matters, all of which are incorporated herein by reference.

               From time to time, each of the Reporting Persons and/or the White Rock Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, each of such persons or entities may borrow the Shares for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as set forth herein, the Reporting Persons and/or the White Rock Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.


Item 7.        Material to be Filed as Exhibits.

          A. Joint Filing Agreement dated December 11, 1997 by and among White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

          B.   Form of Purchase Agreement dated as of December 16, 1997.

          C.   Form of  Registration  Rights  Agreement dated as of December 16,
               1997.

                                                             Page 11 of 50 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December __, 1997           WHITE ROCK CAPITAL PARTNERS, L.P.

                                   By:  White Rock Capital Management, L.P.
                                        Its General Partner

                                        By:  White Rock Capital, Inc.
                                             Its General Partner

                                             By:  /S/ THOMAS U. BARTON
                                                  -----------------------------
                                                  Thomas U. Barton
                                                  President


                                   WHITE ROCK CAPITAL MANAGEMENT. L.P.

                                   By:  White Rock Capital Inc.
                                        Its General Partner

                                        By:  /S/ THOMAS U. BARTON
                                             ----------------------------------
                                             Thomas U. Barton
                                             President


                                   WHITE ROCK CAPITAL, INC.

                                   By:  /S/ THOMAS U. BARTON
                                        ---------------------------------------
                                        Thomas U. Barton
                                        President


                                   /S/ THOMAS U. BARTON
                                   --------------------------------------------
                                   Thomas U. Barton



                                   /S/ JOSEPH U. BARTON
                                   --------------------------------------------
                                   Joseph U. Barton



                                                                                                     Page 12 of 50 Pages


                                                         ANNEX A

                                       RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                                IGEN INTERNATIONAL, INC.

                                                                                  Number of
                                                                                   Shares/
                                       Date of              Nature of              Option               Price Per
For the Account of                   Transaction           Transaction            Contracts            Share/Option
------------------                   -----------           -----------            ---------            ------------
White Rock Clients/1/                 12/15/97                 BUY                  4,500                 13.125

Tom Barton                            12/20/97                 BUY                   10                   34.75
                                                                                                      (call options)

































/1/      Transactions effected at the direction of White Rock Management.


                                                             Page 13 of 50 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

B.        Form of Purchase  Agreement  dated as of  December  16,
          1997....................................................        14

C.        Form  of  Registration  Rights  Agreement  dated  as of
          December 16, 1997.......................................        41